UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67098 /June 4, 2012

INVESTMENT COMPANY ACT OF 1940
Release No. 30094 /June 4, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14823

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In the Matter of :	
:	ORDER MAKING FINDINGS, ISSUING
CENTRAL CAPITAL :	CEASE AND DESIST, AND IMPOSING
VENTURE CORPORATION :	REMEDIAL SANCTIONS BY DEFAULT
:	

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The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative and Cease-and-Desist Proceedings (OIP) on March 29, 2012, pursuant to Sections 12(j) and 21C of the Securities Exchange Act of 1934 (Exchange Act) and Sections 9(f) and 54(c) of the Investment Company Act of 1940 (Investment Company Act). The OIP alleges that Central Capital Venture Corporation (Central Capital) is in violation of: (1) Section 17(g) of the Investment Company Act and Investment Company Act Rule 17g-1 in connection with maintaining a fidelity bond; (2) Sections 17(g) and 18(i) of the Investment Company Act and Investment Company Act Rules 17g-1 and 38a-1 in connection with the issuance of preferred stock and the failure to adopt and implement written policies and procedures reasonably designed to prevent violations of the securities laws; and (3) Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 for failing to file required periodic reports with the Commission.

The OIP was served on Central Capital on April 2, 2012, and it was required to file an Answer within twenty days of service. OIP at 4; 17 C.F.R. § 201.220(b).

Findings of Fact and Conclusions of Law

Central Capital is in default because it has not filed an Answer, did not participate in the prehearing conference on May 15, 2012, and did not otherwise defend the proceeding, and I deem the following allegations in the OIP to be true. 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Central Capital, Central Index Key No. 318304, was a Nevada corporation located in Dallas, Texas. Its securities are registered with the Commission pursuant to Section 12(g) of the

Exchange Act. According to the Nevada Secretary of State, Central Capital's registration in Nevada has been revoked. On June 20, 2000, Central Capital, pursuant to Section 54(a) of the Investment Company Act, 15 U.S.C. § 80a-53(a), elected to be regulated by the Commission as a business development company (BDC). Prior to its BDC election, Central Capital was an operating company engaged in the business of developing websites. Central Capital has ceased to engage in business.

Fidelity Bond

Section 59 of the Investment Company Act makes Section 17(g) of the Investment Company Act and Investment Company Act Rule 17g-1 applicable to BDCs. The latter provisions require each BDC to provide and maintain a bond issued by a reputable fidelity insurance company against larceny and embezzlement by officers and employees of the BDC.

Central Capital violated Section 17(g) of the Investment Company Act and Investment Company Act Rule 17g-1 because from the date of its BDC election to the present, Central Capital did not provide and maintain a fidelity bond.

Preferred Stock

Section 61(a) of the Investment Company Act makes Section 18(i) of the statute applicable to BDCs to the same extent as if they were registered closed-end investment companies. Section 18(i) generally provides that every share of stock issued by a BDC shall be voting stock and have equal voting rights with every other outstanding class of voting stock except as provided in Section 18(a). In relevant part, Section 18(a) authorizes a registered closed-end investment company to issue a class of senior stock if certain conditions are met, including that "such class of stock shall have complete priority over any other class as to distribution of assets and payment of dividends . . . ." 15 U.S.C. § 80a-18(a)(2)(E).

Section 61(b) of the Investment Company Act provides that a BDC "shall comply with the provisions of this section at the time it becomes subject to Sections 55 through 65, as if it were issuing a security of each class which it has outstanding at such time."

On January 19, 2000, Central Capital issued 100,000 shares of stock (with a par value of one hundred dollars and a stated value of two and one-half million dollars) designated as Class A preferred stock with no voting powers or preferences or priorities over any other class as to distribution of assets or payment of dividends (So-Called Preferred Stock). The So-Called Preferred Stock was convertible into shares of a subsidiary within twelve months or upon receipt of one million dollars in subsidiary funding or if the subsidiary filed a registration statement with the Commission.

Pursuant to Section 61(b) of the Investment Company Act, the So-Called Preferred Stock is considered issued on June 20, 2000, the date on which Central Capital elected to become a BDC. As applicable here, Section 18(i) of the Investment Company Act requires that, except as provided in subsection (a), every share of stock issued by a registered management company shall be voting stock and have equal voting rights with every other outstanding voting stock.

The So-Called Preferred Stock did not come within the exceptions provided in subsection (a) because it had no priorities over any other class as to distribution of assets or payment of dividends and did not come within the meaning of "senior security" as defined in Section 18(g) of the Investment Company Act. Central Capital violated Section 18(i) of the Investment Company Act because the So-Called Preferred Stock did not have voting rights equal to those of other classes of Central Capital stock.

Compliance Policies and Procedures

Section 59 of the Investment Company Act makes Investment Company Act Rule 38a-1 applicable to BDCs. Investment Company Act Rule 38a-1 requires each BDC to adopt and implement written policies and procedures reasonably designed to prevent violations of the federal securities laws. These policies and procedures must be approved by the BDC's board of directors, including a majority of persons who are not interested persons, and reviewed annually. Furthermore, each BDC must appoint a chief compliance officer to administer the policies and procedures, and the compliance officer has certain reporting duties to the board.

Central Capital failed to adopt and implement written policies and procedures reasonably designed to prevent violations of the federal securities laws and did not appoint a chief compliance officer from the date of its election as a BDC to the present in violation of Investment Company Act Rule 38a-1.

Delinquent Periodic Filings

Section 13(a) of the Exchange Act requires all issuers with a security registered pursuant to Section 12 of the Exchange Act to, among other things, file with the Commission annual and quarterly reports. Exchange Act Rule 13a-1 requires such issuers to file annual reports on Form 10-K, and Exchange Act Rule 13a-13 requires such issuers to file quarterly reports on Form 10-Q.

On November 13, 2000, Central Capital filed a Form 10-KSB for the period ended June 30, 2000, and an amendment thereto on December 13, 2000. On December 14, 2000, Central Capital filed Form 10-QSB for the period ended September 30, 2000; on February 21, 2001, it filed Form 10-QSB for the period ended December 31, 2000; and on July 9, 2001, it filed Form 10-QSB for the period ended March 31, 2001. Central Capital violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 because it has failed to file with the Commission any annual reports since November 2000 and any quarterly reports since July 2001.

BDC Status

Section 54(c) of the Investment Company Act provides that whenever the Commission finds, on its own motion or upon application, that a BDC that has filed a notice of election pursuant to Section 54(a) has ceased to engage in business, the Commission shall so declare by order revoking such company's election.

Summary

In summary, Central Capital violated Sections 17(g) and 18(i) of the Investment Company Act and Investment Company Act Rules 17g-1 and 38a-1 and Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 with respect to all the subjects mentioned - fidelity bond, preferred stock, compliance policies and procedures, and periodic filings.

Order

Based on these findings and conclusions, I find the following to be necessary and appropriate for the protection of investors:

I ORDER, pursuant to Sections 9(f) of the Investment Company Act of 1940 and 21C of the Securities Exchange Act of 1934, that Central Capital Venture Corporation shall cease and desist from committing or causing violations, and any future violations, of Sections 17(g) and 18(i) of the Investment Company Act of 1940 and Investment Company Act Rules 17g-1 and 38a-1, and Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13;

I FURTHER ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of Central Capital Venture Corporation's registered securities is revoked; and

I FURTHER ORDER, pursuant to Section 54(c) of the Investment Company Act of 1940, that Central Capital Venture Corporation's election as a business development company is revoked.

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Brenda P. Murray
Chief Administrative Law Judge

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